UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

NORTHWESTERN CORP.

(Name of Issuer)

Warrants

(Title of Class of Securities)

668074115

(CUSIP Number)

November 15, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 668074115

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brave Asset Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 319,610 (see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 319,610

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.03%

12.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) T. Brett Haire, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,600 (see Item 4 below)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 20,600 (see Item 4 below)

	8.	Shared Dispositive Power 319,610 (see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .39%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David G. Bunting

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 33,881 (see Item 4 below)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 33,881 (see Item 4 below)

	8.	Shared Dispositive Power 319,610 (see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,881

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .64%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Northwestern Corp. (“NWC”)
	(b)	Address of Issuer’s Principal Executive Offices 125 S. Dakota Avenue, Suite 1100 Sioux, South Dakota 57104

Item 2.
	(a)	Name of Person Filing Brave Asset Management, Inc. (“BAMI”), T. Brett Haire, Jr. (“Haire”) and David G. Bunting (“Bunting”)
	(b)	Address of Principal Business Office or, if none, Residence BAMI and each of Haire and Bunting have a principal business address at 47 Summit Avenue, Summit, New Jersey 07901.
	(c)	Citizenship BAMI is a New Jersey Corporation, and both Haire and Bunting are citizens of the United States of America.
	(d)	Title of Class of Securities Warrants
	(e)	CUSIP Number 668074115

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 319,610 warrants (the “Warrants”). Each Warrant originally entitled the holder to purchase one share of NWC common stock.
(b) Percent of class: 6.03%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 319,610

BAMI has acquired an aggregate of 319,610 Warrants on behalf of certain investment advisory clients for whom it exercises discretionary authority. The Warrants represent 6.03% of total warrants outstanding as of December 31, 2004.  BAMI shares with each such client the dispositive power with respect to the Warrants purchased for such client’s account. As controlling persons of BAMI, each of Bunting and Haire also share dispositive power over all of the Warrants, and may  therefore be deemed to be a “beneficial owner” thereof pursuant to Rule 13d-3.  Of the total Warrants purchased by BAMI for its clients, 33,881 were purchased for the account of Bunting and his IRA and 20,600 were purchased for the account of Haire.  Bunting and Haire each disclaim beneficial ownership of the Warrants other than those Warrants purchased for their respective accounts.  BAMI has no voting authority in respect of securities managed by BAMI for clients, which voting rights are exercised solely by the clients.  Although the Warrants have no voting rights, each such client, including Bunting and Haire, would have the sole right to vote any common stock issuable on the exercise of Warrants purchased for such client’s account.  The Warrants are immediately exercisable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2005

BRAVE ASSET MANAGEMENT, INC.

By:	/s/ T. Brett Haire
T. Brett Haire, Jr.
President

/s/ T. Brett Haire
T. BRETT HAIRE, JR.

/s/ David G. Bunting
DAVID G. BUNTING